CONSENT OF CHARLES BEAUDRY

The undersigned hereby consents to the inclusion in the Management's Discussion & Analysis of Metalla Royalty & Streaming Ltd. (the "Company") for the period ended June 30, 2026 of references to the undersigned as a non-independent qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained therein.

The undersigned further consents to the inclusion or incorporation of all references to the undersigned in Company's Registration Statements on Form F-10 (No. 333-297632) and Form S-8 (Nos. 333-234659, 333-249938, 333-265835, 333-276265 and 333-293092). This consent extends to any amendments to the Form F-10 or Form S-8s, including post-effective amendments.

/s/ Charles Beaudry
Charles Beaudry
August 13, 2026